SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No.   4  )*

                  Corporate Renaissance Group, Inc.
          ___________________________________________________
                          (Name of Issuer)

                    Common Stock, $0.01 par value
          ___________________________________________________
                    (Title of Class of Securities)

                              220033104
          ___________________________________________________
                           (CUSIP Number)

         David B. Hertzog, Esq., Hertzog, Calamari & Gleason, 100 Park Avenue, New York, NY 10017 (212) 481-9500
        ___________________________________________________
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           March 9, 1998
         ___________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  220033104                     Page 2 of 8 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Curators Partners, L.P.*

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    WC
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   See Walter Kass
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   See Walter Kass
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER   None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   41,634
------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.5%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
          PN
------------------------------------------------------------
* Curators Fund Management, L.P., a Delaware limited partnership, is the general partner of this entity. Kass Fund Management, Inc., a Delaware corporation, of which Walter Kass is the principal, is the general partner of Curators Fund Management, L.P.

CUSIP NO.:  220033104                     Page 3 of 8 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Curators Capital Management, Inc.*

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    WC
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   See Walter Kass
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER    None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   See Walter Kass
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER   None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON    76,900
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.4%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IA
------------------------------------------------------------
* Curators Capital Management, Inc., of which Walter Kass is principal, acts as the investment adviser to certain discretionary managed accounts holding the securities set forth above.

CUSIP NO.:  220033104                     Page 4 of 8 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Walter Kass

------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER   118,534
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER    None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER   118,534
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER   None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON    118,534
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.9%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

                                          Page 5 of 8 Pages

Item 1. Security and Issuer. This amendment relates to the common stock, par value $0.01 per share (the "Common
Stock"), issued by Corporate Renaissance Group, Inc., a
Delaware corporation (the "Company"). The Company's principal executive offices are located at 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

Item 2. Identity and Background. (a) This Schedule is filed on behalf of (i) Curators Partners, L.P., a Delaware limited partnership ("Curators Partners"), (ii) Curators Capital Management, Inc., a Delaware corporation ("Management"), and (iii) Walter Kass ("Kass"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          (b) The principal office and business address of the Reporting Persons is 420 Lexington Avenue, Suite 1633A,
New York, New York 10170.

          (c)  Curators Partners is an investment
partnership of which Curators Fund Management, L.P., a Delaware limited partnership ("CFM"), is the general partner and the investment adviser. Kass Fund Management, Inc., a Delaware corporation ("KFM"), is the sole general partner of CFM. Management is an investment adviser to certain discretionary managed investment accounts. The principal occupation of Kass, who is a United States citizen, is to serve as the sole officer, director and shareholder of each of KFM and of Management, and, as such, Kass has the right, directly and indirectly, to direct the voting of proxies or consents with respect to stockholder matters relating to the shares of equity securities owned or held by Curators Partners and the managed account clients of Management.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  See Item 2(c) above.

                                          Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration. Each of Curators Partners and Management utilized available investment capital to purchase the shares of Common Stock (the "Securities"). Each of Curators Partners and Management, on behalf of its managed accounts, acquired the Securities held by it in the ordinary course of business in a series of transactions, including the transactions described in Item 5(c) below. Curators acquired the Securities for an aggregate purchase price of Three Hundred Seventy Two Thousand Four Hundred Eighty Seven Dollars and Seventy Seven Cents ($372,487.77) and Management acquired the Securities for an aggregate purchase price of Six Hundred Fifty Nine Thousand Three Hundred Eight Dollars and Ninety Cents ($659,308.90).

Item 4.   Purpose of Transaction.  Each of the Reporting
Persons acquired his or its respective Securities for investment purposes and not with the purpose of changing or influencing control of the Company.

          The Reporting Persons intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations, including pursuing discussions with the Company's management with respect to the Company's performance. The Reporting Persons, depending upon the outcome of such discussions, may or may not, acquire additional shares of Common Stock or take other actions. Alternatively, the Reporting Persons may determine to sell or otherwise dispose of some or all of the Common Stock owned by them, depending upon a continuing assessment of future developments. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others.

          Except as set forth herein, the Reporting Persons have no plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a)  The aggregate percentage of shares of Common
Stock reported owned by each Reporting Person herein is based upon 920,350 shares outstanding, which is the total number of shares of Common Stock outstanding as of January
2, 1998, as reported by the Company in its quarterly report on Form 10-Q filed with the Securities and Exchange
Commission on February 12, 1998, less the number of shares reported as repurchased by the Company on Forms N-23C-1 filed with the Securities and Exchange Commission on February 4, 1998, and March 3, 1998. See cover pages to

                                       Page 7 of 8 Pages

this Schedule, Items (7)-(9), (11) and (13) for each
Reporting Person. In the aggregate, the Reporting Persons beneficially own a total of 118,534 shares of Common Stock
(approximately 12.9%).

          (b)   See cover pages to this Schedule, Items (7)-
(9), (11) and (13) for each Reporting Person, setting forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person, the number of such shares as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. Kass has power to vote or to direct the vote, and has power to dispose or to direct disposition, with respect to 118,534 shares of Common Stock beneficially owned by the Curators Partners and the managed account clients of Management. See cover pages to this Schedule Item (1) for each Reporting Person. Also see Item 2(c) above.

          (c)   On February 6, 1998, Curators Partners
purchased an additional 4,500 shares of Common Stock in an open-market brokerage transaction for a purchase price of Twenty Seven Thousand One Hundred Sixty Two Dollars ($27,162) or an average price of $6.036 per share. On March 9, 1998, Management purchased an additional 20,000 shares of Common Stock in an open-market brokerage transaction for a purchase price of One Hundred Fifty One Thousand Two Hundred Fifty Dollars ($151,250) or an average price of $7.563 per share.

          (d)   No person other than Curators Partners
herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares beneficially owned by Curators Partners. The owners of managed accounts who are advised by Management have the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of shares beneficially owned by Management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The partnership agreement of Curators Partners provides for its general partner, CFM (and, accordingly, Kass), to exercise sole voting and dispositive power with respect to its shares of Common Stock and also provides for an annual allocation to CFM of a portion of the profits generated by transactions engaged in by Curators Partners. Management, and accordingly, Kass, has sole discretion over its managed accounts and, accordingly, has sole voting and dispositive power with respect to its shares of Common Stock. Managed accounts of Management are charged an annual fee, based on a percentage of the market value of total assets under

                                     Page 8 of 8 Pages

management. There are no written agreements among the Reporting Persons with respect to the matters set forth in
Item 4 of this Schedule.

Item 7.   Material to be Filed as Exhibits.  None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 1998


     Curators Partners, L.P.

     By:  Curators Fund Management, L.P., General Partner

     By:  Kass Fund Management, Inc., General Partner


     By:  /s/ Walter Kass
          ________________________________________________
          Walter Kass, President



     Curators Capital Management, Inc.


     By:  /s/ Walter Kass
          ________________________________________________
          Walter Kass, President




     /s/ Walter Kass
     _____________________________________________________
     Walter Kass